Exhibit 99.1

CHAIRMAN’S LETTER

May 22, 2014

Dear Shareholders:

Work on your Company’s Ixtaca gold/silver zone within the Tuligtic property in Mexico continues to provide very encouraging results.  Last year’s program of infill and step out drilling on and along trend of the main Ixtaca zone was completed in November.

In April we announced the completion of a 43-101 report describing the Preliminary Economic Assessment or PEA of the Ixtaca project.  This study shows very positive economics around current gold and silver prices and great leverage to increases in these prices.  Exploration drilling is continuing this year on a reduced scale and the potential for the deposit to grow larger still exists.

We have arrived at this point of progress at Ixtaca at much lower cost than most companies can achieve for several big reasons.  First, we found the property by prospecting and acquired it by staking; it is not around or below old mining works or optioned from anyone.  So, holding costs are limited to assessment work and taxes.  Second we have our own drills and can drill more cheaply than commercial rates.  Finally, this in turn is based on our outstanding team of people, nearly all local to the project, who have developed new skills and risen to every challenge.

Our priority wherever we work is to act responsibly and respectfully in all that we do.  These are our guiding ethics and the reputation, progress and economic success of the company depends on them.  We try to understand all the ways our exploration and development activities may affect the local people who work on our projects, their communities and the environment and we always aim to achieve a positive outcome for all stakeholders.  We believe that the Ixtaca gold-silver project can provide a lasting positive social, economic and environmental impact for the region.  The PEA mine plan could not only provide significant enhancement to the wellbeing of the citizens of this region but develop local infrastructure so that the beauty of the area can be preserved for future generations.  Towards these goals we have initiated advanced engineering and environmental studies including a long term weather station, water quality and flow studies as well as plant and animal biological surveys.  Our corporate social responsibility means that, with respect for local cultural and community values, we endeavour, along with our the local partners, to improve educational, medical, other community facilities and the environment, and we will regularly review our policies to maintain the highest standards on all our exploration projects.

Thank you for your support,

“Duane”

Duane Poliquin
Chairman of the Board